UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

                 (Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2006
OR
☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ________ to __________

Commission File Number   0-27918

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CENTURY ALUMINUM 401(k) PLAN

2511 Garden Road
Building A, Suite 200
Monterey, California  93940

B.	Name of issuer of the common stock issued pursuant to the Plan and the address of its principal executive office:

Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California  93940

CENTURY ALUMINUM 401(k) PLAN

TABLE OF CONTENTS	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-10
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006 —	11
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	12

NOTE:   All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of Century Aluminum 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Century Aluminum 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.

/s/ Deloitte and Touche LLP

Pittsburgh, Pennsylvania
June 27, 2007

CENTURY ALUMINUM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments at fair value:
Investments in mutual funds	$27,334,786	$25,271,748
Century Aluminum Company Stock	3,885,084	3,177,148
Guaranteed investment funds	3,680,441	--
Participant loans	1,251,362	1,085,197

Total investments	36,151,673	29,534,093

Receivables:
Employee contributions	73,202	40,612
Employer contributions	2,120	1,529

Total receivables	75,322	42,141

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	36,226,995	29,576,234

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	31,552	--

NET ASSETS AVAILABLE FOR BENEFITS	$36,258,547	$29,576,234

See notes to financial statements.

CENTURY ALUMINUM 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$29,576,234	$26,803,371

ADDITIONS:
Investment income:
Net appreciation in fair value	4,201,089	1,265,568
Interest and dividends	1,318,027	714,260

Net investment income	5,519,116	1,979,828

Employee contributions	3,447,659	3,161,472
Employer contributions	558,432	561,518

Total additions	9,525,207	5,702,818

DEDUCTIONS:
Benefit payments	2,842,476	2,928,866
Net transfers	418	1,089

NET CHANGE	6,682,313	2,772,863

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$36,258,547	$29,576,234

See notes to financial statements.

CENTURY ALUMINUM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF THE PLAN

The following brief description of the Century Aluminum 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General— The Plan, established June 1, 1989, is a defined contribution plan for all salaried employees of Century Aluminum Company (the “Company”), Century Aluminum of West Virginia, Inc., all salaried and hourly employees of Century Aluminum of Kentucky, LLC and all other employees who are not covered by a collective bargaining agreement with the Company. Effective January 3, 2006, the Company elected to change its trustee to T. Rowe Price. During 2005, the Plan’s trustee was Mercer Trust Company.

Contributions— Plan participants can elect to have the Company defer up to 100% of their compensation subject to limitations as determined by Internal Revenue Service regulations for the purpose of making pre-tax contributions to the Plan. Annual plan pre-tax contributions were limited to $15,000 and $14,000 for 2006 and 2005, respectively; participants 50 years of age or over may make additional catch-up contributions of $5,000 and $4,000 for 2006 and 2005, respectively.

The Company makes matching contributions equal to 60% of the aggregate contributions made by each participant on the first 6% of their annual compensation. Contributions made by the Company are allocated 50% to Century Aluminum Company Stock and 50% by fund in proportion to the participants’ contribution election.

Vesting— Plan participants are always fully vested in employee pre-tax contributions made to the Plan. Pre-tax participant contributions are nonforfeitable. Company contributions are fully vested following the completion of two years of service for all participants.

Participant Accounts— Participants may elect to have pre-tax participant contributions invested in one or all of the funds listed in Note 3 and Century Aluminum Company Stock. Subject to provisions in the Plan, participants are entitled to distributions upon reaching age 59-1/2, or earlier in the case of retirement, death, termination, or hardship.

Participant Loans— Participants may borrow from their fund account a minimum of $1,000 to a maximum amount of: (1) $50,000 or 50% of their vested account balance, whichever is less.

Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1–5 years or up to 25 years for the purchase of a primary residence. The loans bear interest at the prime interest rate plus 1% as determined quarterly by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Forfeited Accounts— In 2006, employer contributions were reduced by $3,249 from forfeited nonvested accounts. There were no forfeited employer contributions from unvested accounts in 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Adoption of New Accounting Guidance— The Plan’s financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Investment Valuation and Income Recognition— The Plan’s investments are reported at fair value. Investments in mutual funds are stated at the funds’ net asset values per share on the last business day of the Plan’s year-end. Investments in common stock of Century Aluminum Company are valued at the last reported sales price on the last business day of the year. Participant loans are valued at cost, which approximates fair value. See Note 4 for a discussion of the valuation of the investments in the guaranteed investment contracts.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in the fair market value of such investments.

Use of Estimates— The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Administrative Expenses— Administrative expenses of the Plan are paid by the Company.

3.	INVESTMENTS

During 2006, the investment election options available to participants were the following mutual funds with T. Rowe Price as listed in the table below. During the 2005 plan year, with Mercer Trust Company as trustee, the investment election options available to participants were the following mutual funds:

2006	2005

American Growth Fund of America	Putnam Vista Fund
Balanced Fund	George Putnam Fund of Boston
Total Equity Market Index Fund	Vanguard Total Stock Fund
Goldman Sachs Mid Cap Value A Fund	Putnam Money Market Fund
International Growth and Income Fund	Putnam International Equity Fund
Rainier Small/Mid Cap Equity Portfolio	American Funds Growth Fund
New Horizons Fund	Putnam Diversified Income Trust
PIMCO Total Return Fund	PIMCO Total Return Fund
Loomis Sayles Small Cap Value Fund	Loomis Small Cap Value Fund
Equity Income Fund	Putnam Equity Income Fund
Spectrum Income Fund	Putnam Research Fund
T. Rowe Price Stable Value Fund

In addition, participants may elect to invest in the common stock of Century Aluminum Company.

As of December 31, 2006 and 2005, the fair value of investments that represent 5% or more of net assets available for benefits are as follows:

	2006	2005

Rainier Small/Mid Cap Equity Portfolio	$6,664,129
International Growth and Income Fund	4,368,703
Balanced Fund	4,060,783
Century Aluminum Company Stock *	3,885,084	$3,177,148
T. Rowe Price Stable Value Fund	3,680,441
Total Equity Market Index Fund	3,541,424
American Growth Fund of America	2,837,184
Putnam Vista Fund		5,801,106
George Putnam Fund of Boston		3,391,984
Vanguard Total Stock Fund		3,039,706
Putnam Money Market Fund		3,424,308
Putnam International Equity Fund		2,737,214
American Funds Growth Fund		2,352,982

* Includes nonparticipant directed investments of $1,553,220 at December 31, 2005. The balance of Century Aluminum Company stock at December 31, 2006 cannot be segregated between participant directed and nonparticipant directed investments. See Note 5 for additional information

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,201,089 and $1,265,568, respectively.

	2006	2005

Mutual Funds	$2,144,812	$1,145,044
Century Common Stock	2,056,277	120,390
Money Market/Stable Value Funds	--	134
Total	$4,201,089	$1,265,568

4.	GUARANTEED INVESTMENT CONTRACTS

Employee contributions to guaranteed investment contract funds are maintained by T. Rowe Price within the T. Rowe Price Stable Value Fund. The Plan did not offer any guaranteed investment contract funds as fund options during 2005. Participant contributions and rates of return are guaranteed by T. Rowe Price. The accounts are credited with interest earnings on the underlying investments and charged for Plan withdrawals. The guaranteed investment contracts with T. Rowe Price are benefit responsive contracts and therefore, are included in the Plan’s financial statements at contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The difference between the fair value and contract value of the Stable Value Fund at December 31, 2006, is shown below. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

2006

Stable Value Fund at fair value	$3,680,441
Stable Value Fund (at contract value)	3,711,993
Adjustment to contract value	$(31,552)

The average yield and interest crediting rate for 2006, was as follows.

2006
Average yield:
Based on annualized earnings (1)	4.79%
Based on interest rate credited to participants (2)	4.68%

(1)
Computed by dividing the annualized one-day GAAP earnings of the fund’s December 31, 2006 investments (irrespective of the interest rate credited to the unitholders in the fund) by the fair value of its investments on that date.

(2)
Computed by dividing the annualized one-day earnings credited to the unitholders on December 31, 2006 (irrespective of the actual earnings of the investments in the fund), by the fair value of the fund’s investments on that date.

5.	NONPARTICIPANT DIRECTED INVESTMENTS

As described in Note 1, the Plan includes nonparticipant directed investments which relate to the Company matching contributions allocated to Century Aluminum Company stock (see Note 2 for information concerning fair value of the investments). The participant may reallocate their investment in Company stock at any time, subject to any applicable securities law restrictions. Information about the net assets and the changes in the net assets relating to the Plan’s nonparticipant directed investments as of December 31, 2005, and for the year then ended is as follows:

December 31, 2005

NET ASSETS AVAILABLE FOR BENEFITS — Nonparticipant directed investments in Century Aluminum common stock	$1,553,220

Year Ended
December 31, 2005

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$1,673,042

ADDITIONS:

Net appreciation in fair value	34,333

Net investment income	34,333

Employer contributions	280,769

Total additions	315,102

DEDUCTIONS:
Benefit payments	157,583
Net transfers	277,341

Total deductions	434,924

NET CHANGE	(119,822)

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$1,553,220

As of January 1, 2006, with the change in trustee to T. Rowe Price, the trustee is not able to segregate the balance or activity in the Century Aluminum Company stock fund as participant directed versus nonparticipant directed. The following represents information regarding the net assets and the changes in the net assets relating to the Century Aluminum Company stock fund as of December 31, 2006, and for the year then ended:

December 31, 2006

NET ASSETS AVAILABLE FOR BENEFITS — Nonparticipant directed investments in Century Aluminum common stock	$3,885,084

Year Ended
December 31, 2006

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$3,180,138

ADDITIONS

Net appreciation in fair value	2,056,277

Net investment income	2,056,277

Employee contributions	193,801
Employer contributions	290,384

Total additions	2,540,462

DEDUCTIONS:
Benefit payments	219,028
Net transfers	1,616,488

Total deductions	1,835,516

NET CHANGE	704,946

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$3,885,084

6.	PLAN TERMINATION

The Company has no intention to discontinue or terminate the Plan. However, the Company has reserved the right to amend or terminate the Plan in whole or in part. In the event the Plan terminates, the participants become fully vested in their accounts and the net assets of the Plan will be allocated in accordance with provisions of ERISA and its related regulations.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price. Since January 3, 2006, T. Rowe Price was the trustee as defined by the Plan, and therefore, these transactions qualified as party-in-interest transactions. In addition, certain Plan investments are shares of Century Aluminum Company. Century Aluminum Company is a related party of the Plan sponsor, and therefore, these transactions qualify as exempt party-in-interest transactions.

8.	RISKS AND UNCERTAINITIES

The Plan utilizes various investment instruments, including mutual funds, guaranteed investment contracts and Century Aluminum Company Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

9.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2003, that the Plan and related trust are designed in accordance with applicable regulations of the Internal Revenue Code (IRC). The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006.

2006

Net assets available for benefits per financial statements	$36,258,547
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	31,552
Net assets available for benefits per Form 5500	$36,226,995

******

SUPPLEMENTAL SCHEDULE

CENTURY ALUMINUM 401(k) PLAN

FORM 5500 — SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares	Cost	Current Value

*	T. Rowe Price	Rainier Small/Mid Cap Equity Portfolio	181,732	$6,239,520	$6,664,129
*	T. Rowe Price	International Growth and Income Fund	248,222	3,735,180	4,368,703
*	T. Rowe Price	Balanced Fund	190,737	3,840,687	4,060,783
*	Century Aluminum Company	Century Aluminum Company Stock	87,012	1,802,862	3,885,084
*	T. Rowe Price	T. Rowe Price Stable Value Fund	3,711,993	3,711,993	3,680,441
*	T. Rowe Price	Total Equity Market Index Fund	231,466	3,189,827	3,541,424
*	T. Rowe Price	American Growth Fund of America	86,315	2,702,765	2,837,184
*	T. Rowe Price	Spectrum Income Fund	139,586	1,655,506	1,701,552
*	T. Rowe Price	Equity Income Fund	43,620	1,174,240	1,288,982
*	T. Rowe Price	Loomis Sayles Small Cap Value Fund	44,700	1,152,226	1,174,261
*	T. Rowe Price	PIMCO Total Return Fund	95,780	1,002,082	994,198
*	T. Rowe Price	Goldman Sachs Mid Cap Value A Fund	11,496	423,639	444,094
*	T. Rowe Price	New Horizons Fund	8,007	267,052	258,549
*	T. Rowe Price	Cash and cash equivalents		927	927

				30,898,506	34,900,311
*	Participants	Loan Fund — (with maturity dates through 2014 at interest rates ranging from 4.00% to 8.25%)		1,251,362	1,251,362

	TOTAL			$32,149,868	$36,151,673

* Party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Century Aluminum Company has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned thereunto duly authorized.

CENTURY ALUMINUM 401(k) PLAN
BY: /s/ Michael A. Bless
Michael A. Bless
Executive Vice President, Chief Financial Officer, Member of Retirement Committee
Century Aluminum Company
DATE: June 29, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm